UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              CKE Restaurants, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    12561E105
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                             Pirate Capital LLC 200
                          Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 13, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      12561E105              SCHEDULE 13D         PAGE 2 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    6,038,660 (includes 1,000 shares underlying
  OWNED BY                              options)
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,038,660 (includes 1,000 shares underlying
                                options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,038,660 (includes 1,000 shares underlying options)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       12561E105             SCHEDULE 13D         PAGE 3 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    6,038,660 (includes 1,000 shares underlying
  OWNED BY                              options)
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,038,660 (includes 1,000 shares underlying
                                options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             6,038,660 (includes 1,000 shares underlying options)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      12561E105              SCHEDULE 13D         PAGE 4 OF 6 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on February 6, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value ("Shares"), of CKE Restaurants, Inc. (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on March 6, 2006 and Amendment No.2 to the Schedule 13D filed on March 30, 2006 is hereby amended by this Amendment No. 3 to the Schedule 13D. The principal executive office of the Issuer is located at 6307 Carpinteria Avenue, Ste. A, Carpinteria, California 93013.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

         Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $88,097,509 was paid to acquire such Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On April 13, 2006 Pirate Capital and the Issuer entered into a Letter Agreement (the "Letter Agreement") pursuant to which, among other things, the Issuer agreed to elect Matt Goldfarb to the Issuer's board of directors to fill the vacancy in the class of directors expiring in 2007 effective as of the date of the next regularly scheduled meeting of the Issuer's board of directors which is presently anticipated to be June 27, 2006, and Pirate Capital agreed to vote in favor of the election of the Issuer's slate of directors for the class of directors expiring in 2009.

         A copy of the Agreement is attached hereto as Exhibit C and incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) As of the close of business on April 12, 2006, the Reporting Persons beneficially owned 6,038,660 Shares (includes 1,000 shares underlying options), constituting approximately 10.1% of the Shares outstanding.

         The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 59,821,070 Shares outstanding as of March 24, 2006 as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended January 30, 2006.

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CUSIP NO.      12561E105             SCHEDULE 13D           PAGE 5 OF 6 PAGES
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     (b) By virtue of its position as general partner of Jolly Roger Fund LP,
Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 848,600 Shares (includes 1,000 shares underlying options) held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund, LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 5,190,060 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting power and shared dispositive power with respect to an aggregate of 6,038,660 Shares (includes 1,000 shares underlying options). Matt Goldfarb, a Director and Senior Investment Analyst at Pirate Capital, beneficially owns 4,500 Shares. The Reporting Persons disclaim beneficial ownership over such Shares.

         (c) The following transactions in the Shares were effected by the Reporting Persons since the most recent filing on Schedule 13D. All of the Shares were purchased in open market transactions.

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        ----------------            -------------------
3/31/2006           (1,000,000)*                      17.33
4/03/2006               25,000                       17.13
4/11/2006              300,000                       16.43

Jolly Roger Activist Portfolio Company LTD

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        ----------------            -------------------
3/31/2006               25,000                       17.00
3/31/2006           1,000,000*                       17.33

*Transferred from Jolly Roger Fund LP to Jolly Roger Activist Portfolio Company LTD pursuant to an internal portfolio reallocation.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

         As set forth below, Jolly Roger Fund LP sold the following put option on the open market:

Date of Sale     Shares       Exercise Price   Expiration Date    Purchase Price
               Underlying      per Share ($)                      per Option ($)
                 Options
--------------------------------------------------------------------------------
  4/04/2006       6,000          17.50            5/20/06             1.00


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

3. Exhibit C - Letter Agreement, dated April 13, 2006, by and between Pirate Capital LLC and CKE Restaurants, Inc.

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CUSIP NO.      12561E105             SCHEDULE 13D           PAGE 6 OF 6 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.